                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            Information to be Included in Statements Filed Pursuant
           to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                 Rule 13d-2(a)

                               (Amendment No. 1)

                            PYR ENERGY CORPORATION
                            ----------------------
                               (Name of Issuer)

                    Common Stock $0.001 Par Value Per Share
                    ---------------------------------------
                        (Title of Class of Securities)

                                 693 677 10 6
                               ----------------
                                (CUSIP Number)

                               John S. Peterson
                              Victory Oil Company
                       222 West Sixth Street, Suite 1010
                          San Pedro, California 90731
                                (310) 519-9500
                                --------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                with a copy to:
                           Michael L. Hawkins, Esq.
                             O'Melveny & Myers LLP
                                 114 Pacifica
                                   Suite 100
                           Irvine, California  92618
                                (949) 737-2904
                       ---------------------------------

                               December 27, 2000
                      -----------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: /S/\\B\\

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 693 677 10 6        SCHEDULE 13D
------------------------------------------------------------------------------
      NAME  OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Victory Oil Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
      /S\\B/
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,748,304
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,748,304
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,748,304
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                    [X]
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      15.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693 677 10 6        SCHEDULE 13D
------------------------------------------------------------------------------
      NAME  OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Crail Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
      /S\\B/
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          100,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          100,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      100,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                    [X]
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693 677 10 6        SCHEDULE 13D
------------------------------------------------------------------------------
      NAME  OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      S.L. Hutchison
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
      /S\\B/
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          130,124
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          130,124
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      130,124
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Amendment No. 1
                                To Schedule 13D

This Amendment No. 1 amends and restates, as of the date of this Amendment, the information contained in the Schedule 13D originally filed by certain of the Filing Parties on November 5, 1998.


Item 1.   Security and Issuer
          -------------------

          This statement relates to the Common Stock, $0.001 par value (the "Shares") of PYR Energy Corporation, a Delaware corporation (the "Company"), having its principal executive offices at 1675 Broadway, Suite 2450, Denver, Colorado 80202.

Item 2.   Identity and Background
          -----------------------

          This Statement is being filed by or on behalf of the following entities and individuals (the "Filing Parties"):

          1. Victory Oil Company, a California corporation, is involved in the oil and gas exploration business. Its business address is 222 West Sixth Street, Suite 1010, San Pedro, California 90731.

          2. Crail Fund, a California general partnership, is involved in making investments. Its business address is 222 West Sixth Street, Suite 1010, San Pedro, California 90731.

          3. S.L. Hutchison, an individual, is employed as the Chief Financial Officer of Crail Fund, and is Vice President and Chief Financial Officer of Victory Oil Company. Crail is an affiliate of Victory Oil Company. His address is 222 W. 6th Street, Suite 1010, San Pedro, California 90731.

          None of the Filing Parties nor any of their Executive Officers and Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the Filing Parties nor any of their Executive Officers and Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Filing Party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

          Each of the individuals listed in this Item 2 hereto is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          A portion of the Shares covered by this Schedule 13D were acquired by the Filing Parties pursuant to the terms of the Convertible Note Purchase Agreement, dated October 26,

1998 (the "Purchase Agreement"), by and among certain of the Filing Parties and PYR Energy Corporation ("PYR"). Under the Purchase Agreement, the Filing Parties acquired for $1,060,000 in cash Convertible Notes (the "Notes"), which were automatically convertible into shares of Series A Preferred Stock of PYR (the "Series A Preferred Stock") upon the filing by PYR of the Certificate of Designation with the Delaware Secretary of State, which filing occurred immediately following the approval of the issuance of the Series A Preferred stock by the stockholders of PYR. The Series A Preferred Stock was convertible into the Shares at any time after issuance at the option of each holder thereof.

          S.L. Hutchison, one of the Filing Parties, is the Vice President and Chief Financial Officer of Victory Oil Company, another Filing Party. Victory Oil Company borrowed from Crail Fund a portion of the amount used to acquire the Notes from PYR.

     Since the filing of the Schedule 13D, the following transactions have occurred in the securities of PYR:

     1. On April 16, 1999, PYR filed a Certificate of Designation with respect to its Series A Preferred Stock and each outstanding Note was converted into shares of PYR Series A Preferred Stock. This conversion was automatic in accordance with the terms of the Notes, and no additional consideration was paid by any of the Filing Parties in connection with the conversion.

     2. On April 26, 1999, Victory Oil Company purchased from PYR 93,750 Units from PYR for an aggregate purchase price of $1,500,000. The funds for the purchase were from working capital of the purchaser. Each Unit consisted of ten shares of PYR Common Stock and one warrant to purchase a share of PYR Common Stock at $2.50 per share. The warrants expire May 14, 2004. The Units were purchased as part of a private placement by PYR in which PYR sold approximately 437,500 Units (the "1999 Private Placement"). Mr. Hutchison purchased 2,500 Units for an aggregate purchase price of $40,000, using his personal funds.

     4. On May 14, 1999, Victory Oil Company exercised the warrants acquired in the 1999 Private Placement to acquire 93,750 shares of Common Stock at an exercise price of $2.50 per share. These warrants were exercised using working capital.

     5. On May 19, 1999, PYR issued 21,625 shares of Common Stock to Victory Oil and 1,298 shares of Common Stock to Mr. Hutchison as payment for interest due on the Notes for the period prior to their conversion into shares of Series A Preferred Stock. Such interest was satisfied by delivery of shares of PYR Common Stock in accordance with the terms of the Notes, and no additional consideration was paid by any of the Filing Parties in connection with this transaction.

     6. On October 26, 1999, one-third of all of the outstanding shares of PYR Series A Preferred Stock were converted into shares of PYR Common Stock. This conversion was in accordance with the terms of the PYR Series A Preferred Stock, and no additional consideration was paid by any of the Filing Parties in connection with the conversion.

     7. On January 7, 2000, PYR issued 11,142 shares of Common Stock to Victory Oil and 668 shares of Common Stock to Mr. Hutchison as payment for dividends due on the Series A Preferred Stock. Such dividend was satisfied by delivery of shares of PYR Common Stock in accordance with the terms of the Series A Preferred Stock, and no additional consideration was paid by any of the Filing Parties in connection with this transaction.

     8. On July 12, 2000, PYR issued 6,361 shares of Common Stock to Victory Oil and 382 shares of Common Stock to Mr. Hutchison as payment for dividends due on the Series A Preferred Stock. Such dividend was satisfied by delivery of shares of PYR Common Stock in accordance with the terms of the Series A Preferred Stock, and no additional consideration was paid by any of the Filing Parties in connection with this transaction.

     9. On December 2, 2000, Mr. Hutchison exercised the warrants acquired in the 1999 Private Placement to acquire 2,500 shares of Common Stock at an exercise price of $2.50 per share. These warrants were exercised using personal funds.

     10. On December 8, 2000, all of the remaining outstanding shares of PYR Series A Preferred Stock were converted into shares of PYR Common Stock. This conversion was in accordance with the terms of the PYR Series A Preferred Stock, and no additional consideration was paid by any of the Filing Parties in connection with the conversion.

     11. On December 27, 2000, PYR issued 4,593 shares of Common Stock to Victory Oil and 276 shares of Common Stock to Mr. Hutchison as payment for dividends due on the Series A Preferred Stock. Such dividend was satisfied by delivery of shares of PYR Common Stock in accordance with the terms of the Series A Preferred Stock, and no additional consideration was paid by any of the Filing Parties in connection with this transaction.


Item 4.   Purpose of Transaction
          ----------------------

          Each of the Filing Parties has acquired the securities in the above - described transactions for investment purposes.

          Two stockholders of PYR have agreed to vote their shares of Common Stock of PYR in favor of the election to the PYR Board of Directors of two board members nominated by the holders of the Notes (or the shares of Common Stock into which the Notes were converted) acquired under the Purchase Agreement in October 1998 (the "1998 Investors"), for so long as the 1998 Investors own more than 20% of the outstanding PYR Common Stock and, and to vote for the election of one director for so long as the 1998 Investors own more than 10% of the outstanding Common Stock..

          One or more of the Filing Parties may from time to time in the future acquire additional shares of PYR common stock, or dispose of shares of PYR common stock owned by them, in open market or privately negotiated transactions. Except as described above in Item 3 and in this Item 4, none of the Filing Persons currently has any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Victory Oil Company beneficially owns 2,748,304 shares, equal to approximately 15.0% of the outstanding Shares of the Company.*

               Crail Fund beneficially owns 100,000 shares, equal to approximately 0.5% of the outstanding Shares of the Company.*

               S.L. Hutchison beneficially owns 130,124 shares, equal to approximately 0.6% of the outstanding Shares of the Company.*

          *Outstanding Shares as reported in the Company's most recent report on Form 10-K for the fiscal year ended August 31, 2000.

          (b) Each of the Filing Parties has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Shares owned by such Filing Party. None of the Filing Parties has shared power to vote the Shares owned by each other Filing Party.

          (c) None of the Filing Parties has effected any transactions in any Shares during the past 60 days.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by any Filing Party.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          Except as described in Items 3 and 4 above and as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Filing Party and any other person with respect to any of the Shares beneficially owned by the Filing Party.

Item 7.   Material To Be Filed as Exhibits
          --------------------------------

Exhibit 1 Joint Filing Agreement, dated July 11, 2001.

Exhibit 2 Convertible Note Purchase Agreement, dated October 26, 1998.*

The Filing Parties have previously filed Exhibits to the Original Schedule 13D and amendments thereto which are listed in such filings.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.



Dated: July 12, 2001                  VICTORY OIL COMPANY


                                           By:  /s/ Eric C. Johnson
                                                ---------------------
                                           Name:    Eric C. Johnson
                                           Title:   President

                                      CRAIL FUND



                                           By:  /s/ Eric C. Johnson
                                                ---------------------
                                           Name:    Eric C. Johnson
                                           Title:   General Partner


                                                    S.L. HUTCHINSON


                                                      /s/ S.L. Hutchinson
                                                      ---------------------